1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes              No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 27, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTION

FORMATION OF A JOINT VENTURE COMPANY

On 23 August 2007, Huadian, the Company and Zoucheng entered into the Investment Agreement, pursuant to which the Parties have agreed to jointly establish the Joint Venture, which will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units with capacity of 1,000 MW of the Phase IV project of Zouxian Plant. Pursuant to the Investment Agreement, the registered capital of the Joint Venture shall be contributed as to 69% by Huadian, as to 30% by the Company and as to 1% by Zoucheng.

As the applicable percentage ratios for the Company’s capital contribution to the Joint Venture exceeds 5% but are less than 25%, the arrangement under the Investment Agreement constitutes as a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. A circular containing, among others, details of the formation of the Joint Venture will be dispatched to the shareholders of the Company as soon as practicable.

INTRODUCTION

On 23 August 2007, Huadian, the Company and Zoucheng entered into the Investment Agreement, pursuant to which the Parties have agreed to jointly establish the Joint Venture, which will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with a capacity of 1,000 MW of the Phase IV project of Zouxian Plant. Pursuant to the Investment Agreement, the registered capital of the Joint Venture shall be contributed as to 69% by Huadian, as to 30% by the Company and as to 1% by Zoucheng.

THE INVESTMENT AGREEMENT

1.	Date: 23 August 2007

2.	Parties:

(i)	Huadian;

(ii)	the Company; and

(iii)	Zoucheng.

To the best knowledge, information and belief of the Directors after having made all reasonable enquiries, Huadian and Zoucheng, and their respective ultimate beneficial owners are independent third parties and are not connected persons of the Company within the meaning of the Hong Kong Listing Rules.

3.	Registered Capital and Total Investment of the Joint Venture:

Registered Capital:	RMB3,000,000,000

Total Investment:	RMB8,500,000,000

According to the Investment Agreement, none of the Parties has obligation to the total investment (other than the registered capital) and there is no specific date on which nor any provision in the Investment Agreement on how the balance of the investment amount shall be financed. The Parties at present have no specific plan on the timing and method of financing such amount which shall be determined at the time when such fund is needed and based on the then market conditions. In addition, the Parties have no other commitments for the Joint Venture other than the registered capital.

4.	Capital Contributions to the Joint Venture:

Contributions by the Company

The Company will contribute RMB900,000,000 to the Joint Venture forming 30% of the registered capital of the Joint Venture. The contribution will be in the form of cash. The capital contribution by the Company will be satisfied by internal resources of the Group.

Contributions by Huadian

Huadian will contribute a total sum of RMB2,070,000,000 as to RMB1,490,853,000 by contribution of the Contributed Assets and as to RMB579,146,000 by way of cash to the Joint Venture forming 69% of its registered capital. The value of the Contributed Assets has been determined with reference to the independent valuation report prepared by Zhong Fa International Properties Valuation Corporation, a qualified valuer in the PRC, and the accountants’ report prepared by Zhong He Zheng Xin Certified Public Accountants, certified public accountants in the PRC. Both Zhong Fa International Properties Valuation Corporation and Zhong He Zheng Xin Certified Public Accountants were appointed by Huadian and the Company. According to the independent valuation report dated 18 May 2007 prepared by Zhong Fa International Properties Valuation Corporation, the book value and assessed value of the total asset value of the Contributed Assets as at 31 December 2006 were approximately RMB5,984 million and approximately RMB6,233 million respectively and the book value and assessed value of the net asset value of the Contributed Assets as at 31 December 2006 were approximately RMB1,242 million and approximately RMB1,491 million respectively.

Upon the establishment of the Joint Venture, the liabilities, including principally loans from financial institutions, of the Phase IV project of Zouxian Plant of the Contributed Assets will be injected to the Joint Venture, which will be responsible for such loans and liabilities.

Contributions by Zoucheng

Zoucheng will contribute RMB30,000,000 to the Joint Venture forming 1% of the registered capital of the Joint Venture. The contribution will be in the form of cash.

5.	Timing of the Capital Contribution:

Under the Investment Agreement, the Parties, after confirming the fair value of the Contributed Assets assessed by Zhong Fa International Properties Valuation Corporation, shall contribute the full amount of their respective share of registered capital of the Joint Venture within 30 business days from the date of the Investment Agreement. For capital contribution in the form of cash, it shall be paid into the bank account opened by the Joint Venture. For capital contribution in the form of asset, the transfer formalities for the Contributed Assets shall be completed in accordance with the applicable laws.

6.	Supply of Coal:

Based on the long-term relationship between the Company and Huadian on the supply of coal, it has been agreed under the Investment Agreement that Huadian and the Joint Venture will, if the terms and conditions are the same, give priority in procuring coal from the Company. It has also been agreed under the Investment Agreement that the Company will, in accordance with the then market mechanism, supply coal to the Joint Venture at a favourable price in guaranteed quality and quantity, and use its best endeavour to satisfy Zouxian Plant’s demand for coal.

7.	Constitution of the board and the supervisory board:

The board of the Joint Venture comprises nine directors, of which six shall be appointed by Huadian (including the chairman) and three shall be appointed by the Company (including the vice chairman).

The supervisory board of the Joint Venture comprises five supervisors, of which one is appointed by Huadian, one is appointed by the Company, one is appointed by Zoucheng and the remaining two are the representatives of the employees of the Joint Venture.

The existing management team of Zouxian Plant will be mainly responsible for the daily operation and management of the Joint Venture. After the establishment of the Joint Venture and upon approval by the Parties, Huadian may be entrusted to manage and operate the Joint Venture under the lead of the board of directors of the Joint Venture.

INFORMATION ON THE JOINT VENTURE

Pursuant to the articles of association of the Joint Venture, the business scope of the Joint Venture Company is development, investment, construction and operation of projects relating to electricity, energy, and production and sale of electricity and energy. It is the current intention of the Parties that the Joint Venture will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with capacity of 1,000 MW of the Phase IV project of Zouxian Plant.

INFORMATION ON HUADIAN AND ZOUCHENG

Huadian is principally engaged in the construction and operation of power-plants and other businesses related to power generation.

Zoucheng is a State-owned enterprise with a registered capital of RMB110 million and is principally engaged in capital operation, project investment, operation of the State-owned assets, development of core city projects and infrastructure.

REASONS FOR AND BENEFIT OF INVESTING IN THE JOINT VENTURE

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal.

Huadian is the largest PRC customer of the Company. The Directors consider that the cooperation with Huadian in the investment in the Joint Venture will combine the strengths of the two listed companies and thereby enhancing the returns of the shareholders of the Company. The Phase IV project of Zouxian Plant is a project approved by the PRC government. It is a cost saving and integrated productive project. With its high quality management and experience in the operation of the PRC manufactured large machines, Zouxian Plant creates a good platform for the Joint Venture to develop its operation. The cooperation facilitates a long-term strategic alliance between the Company and Huadian.

Yankuang Group Corporation Limited, the controlling shareholder of the Company, initiated and participated in the initial negotiations in the proposed investment in the Joint Venture. Yankuang Group Corporation Limited has undertaken to the Company to transfer some of those assets which are in line with the Company’s development strategies to the Company to enhance the operational results of the Company under the share reform plan carried out by Yankuang Group Corporation Limited in February 2006. As the proposed investment in the Joint Venture is in line with the Company’s development strategies, with the consent of Huadian, the Company took up the opportunity to participate in this project after the principal terms of the Investment Agreement and the articles of association of the Joint Venture had been finalized in July 2007.

The terms of the Investment Agreement were determined after arm’s length negotiation between the Parties. The Directors consider that the transaction contemplated under the Investment Agreement has been made on normal commercial terms and that such terms are fair and reasonable so far as the Company and its shareholders are concerned and that the transaction is in the interest of the Company and its shareholders as a whole.

GENERAL

As the applicable percentage ratios for the Company’s capital contribution to the Joint Venture exceeds 5% but are less than 25%, the arrangement under the Investment Agreement constitute as a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. A circular containing, among others, details of the formation of the Joint Venture will be dispatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	means American depositary shares listed on New York Stock Exchange Inc., each representing ownership of 50 H shares of the Company

“A Shares”	means domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Company”	means , Yanzhou Coal Mining Company Limited, a Sino-foreign investment joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Contributed Assets”	means the assets formed by the Phase IV project of Zouxian Plant to be contributed by Huadian to the Joint Venture pursuant to the Investment Agreement

“Directors”	means the directors of the Company

“Group”	means the Company and its subsidiaries

“H Shares”	means overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Huadian”	means Huadian Power International Corporation Limited, a Sino-foreign investment joint stock limited company incorporated in the PRC, whose H shares and A shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively

“Joint Venture”	means Huadian Zouxian Power Generation Company Limited, the joint venture company to be established under the Investment Agreement

“Investment Agreement”	means the investment agreement in relation to the formation of Joint Venture dated 23 August 2007 entered into among Huadian, the Company and Zoucheng

“MW”	means megawatt

“Parties”	means the parties to the Investment Agreement, namely, Huadian, the Company and Zoucheng

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“Yankuang Group”	means , Yankuang Group Corporation Limited, a State wholly-owned enterprise and a controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company

“Zoucheng”	means , Zoucheng Municipal Assets Operation Company, a limited company established under the laws of the PRC

“Zouxian Plant”	means the electricity plant located in Zouxian which was established and wholly-owned by Huadian before the establishment of the establishment of the Joint Venture

By order of the board of Directors
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

Zoucheng, Shandong Province, PRC, 24 August, 2007

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310